UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On November 7, 2023, the Board of Directors of Arbe Robotics Ltd. (the “Company”) appointed Yonina Eldar Ph.D. as a Class II director for a term which continues until the Company’s annual general meeting to be held in 2026. Prof. Eldar, is a professor in the Department of Mathematics and Computer Science, Weizmann Institute of Science, Rehovot, Israel, where she holds the Dorothy and Patrick Gorman Professorial Chair and heads the Center for Biomedical Engineering. Prof. Eldar’s appointment was subject to her obtaining approval of the Weitzmann Institute to her serving as a director of Arbe. Arbe received the approval on November 21, 2023. Prof. Eldar was previously a professor in the Department of Electrical Engineering at the Technion, where she held the Edwards Chair in Engineering. Prof. Eldar is also a visiting professor at MIT, a visiting scientist at the Broad Institute, a visiting research collaborator at Princeton, an adjunct professor at Northeastern University and Duke University, an advisory professor of Fudan University, a distinguished visiting professor of Tsinghua University, and was a visiting professor at Stanford. Prof. Eldar is a member of the Israel Academy of Sciences and Humanities (elected 2017) and of the Academia Europaea (elected 2023), an IEEE Fellow, a EURASIP Fellow, a Fellow of the Asia-Pacific Artificial Intelligence Association, and a Fellow of the 8400 Health Network. Prof. Eldar is author of the book “Sampling Theory: Beyond Bandlimited Systems” and co-author of eight other books in the areas of convex optimization, compressed sensing, radar, communications, imaging, information theory and machine learning. Prof. Eldar received her B.Sc. degree in physics and B.Sc. degree in Electrical Engineering from Tel-Aviv University, and her Ph.D. in electrical engineering and computer science from the Massachusetts Institute of Technology.

For service as a director, Prof. Eldar will receive an annual fee of $50,000 and options to purchase 80,000 ordinary shares to be vested in full over a three-year period.

On November 22, 2023, Arbe issued a press release announcing Prof. Eldar’s appointment, which is furnished as Exhibit 99.1.

Cautionary Note Regarding Forward-Looking Statements

This filing and the press release referred to may contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the Company’s expectations regarding the closing of the offering and timing thereof, and the expected gross proceeds of the offering. These statements, and other statements including the words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including the risk and uncertainties resulting from the October 7th attack upon Israel, conflicts and potential conflicts involving Israel, as well as other risks described in "Cautionary Note Regarding Forward-Looking Statements," "Item 5. Operating and Financial Review and Prospects" and "Item 3. Key Information –Risk Factors" Amendment No. 2 to Arbe's Annual Report on Form 20-F/A for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on May 16, 2023, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, Arbe's website or any other website is expressly not incorporated by reference into and is not a part of this press release.

Exhibit Index

Exhibit No.	Document Description

99.1	Press release dated November 22, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: November 22, 2023	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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